SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 001-10898

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Travelers 401(k) Savings Plan

One Tower Square

Hartford, CT 06183

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The St. Paul Travelers Companies, Inc.

385 Washington Street

St. Paul, MN 55102

REQUIRED INFORMATION

The Travelers 401(k) Savings Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

*   Schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee and Plan Participants of the
Travelers 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Travelers 401(k) Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP
Minneapolis, Minnesota
June 29, 2005

TRAVELERS 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003

Assets
Investments (See Note 3)	$1,560,744,926	$1,423,631,932
Receivables:
Employer contributions	33,897,042	21,815,793
Accrued interest and dividends	1,571,822	122,026
Investments sold but not delivered	—	1,400,569
Total receivables	35,468,864	23,338,388
Total assets	1,596,213,790	1,446,970,320

Liabilities:
Investments purchased but not received	—	1,392,990
Cash dividends payable on employer stock	499,272	—
Administrative fees payable	622,099	748,862
Total liabilities	1,121,371	2,141,852
Net assets available for benefits	$1,595,092,419	$1,444,828,468

See accompanying notes to financial statements.

TRAVELERS 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 3)	$36,711,796	$253,764,811
Dividends	27,256,631	17,505,861
Interest	16,421,981	16,712,874
Total investment income	80,390,408	287,983,546

Contributions:
Employer	33,897,042	21,815,793
Employees	87,078,952	76,335,209
Rollover	8,326,845	10,749,506
Total contributions	129,302,839	108,900,508
Total additions	209,693,247	396,884,054

Deductions from net assets attributed to:
Benefits paid to participants	57,363,597	42,070,055
Administrative expenses	2,065,699	1,967,630
Total deductions	59,429,296	44,037,685
Net Increase	150,263,951	352,846,369
Net assets available for plan benefits at:
Beginning of period	1,444,828,468	1,091,982,099
End of period	$1,595,092,419	$1,444,828,468

See accompanying notes to financial statements

TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)                     Plan Description

The following brief description of the Travelers 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution section 401(k) plan, which provides retirement and other benefits to eligible employees of Travelers Property Casualty Corp. (TPC) and participating affiliated employers, collectively (the Company). On April 1, 2004, TPC merged with a subsidiary of The St. Paul Companies, Inc. (SPC), as a result of which TPC became a wholly-owned subsidiary of SPC, and SPC changed its name to The St. Paul Travelers Companies, Inc.(STA). As a result of the merger, each share of TPC’s class “A” and class “B” common stock was exchanged for 0.4334 of a share of common stock of STA, including the TPC shares held in the Plan. STA employees hired after the April 1, 2004 merger, are eligible to participate in the Plan. It is management's intention to merge the Plan with the St. Paul Companies, Inc. Savings Plus Plan and the St. Paul Companies, Inc. Stock Ownership Plan.

TPC is the Plan Sponsor and has the power to appoint a committee to carry out its administrative duties. State Street Bank and Trust Company (State Street) is the trustee for the trust maintained in connection with the Plan. CitiStreet provides recordkeeping services for the Plan. The Plan is subject to the provisions of the Employee Income Retirement Security Act of 1974, as amended (ERISA).

Participation

All full-time employees of participating companies, as defined by the Plan, are eligible to participate immediately upon employment. A participant is eligible to commence making contributions to the Plan beginning with the first pay period following the date of hire. Generally, part-time employees are eligible to participate on the January 1 or July 1 after completing 1,000 hours of service.

Employee Contributions

Eligible employees who elect to participate in the Plan may contribute up to 50% (in increments of 1%) of their eligible compensation as pre-tax contributions into the Plan (subject to statutory limitations of $13,000 and $12,000 for 2004 and 2003, respectively) as defined in the Plan.  For 2004, a participant who is, or will be, age 50 or older by the end of the plan year, can make additional catch-up contributions to a limit of $3,000.

Employer Contribution

The Company makes employer matching contributions to the St. Paul Travelers Common Stock Fund on behalf of eligible participants as defined in the Plan document. Allocations are based on participant’s qualifying compensation and eligible pay, as provided in the Plan document. Effective January 1, 2004, if eligible, a participant will receive a company matching contribution of $1 for each $1 of pre-tax contributions made to the Plan during the Plan year. The maximum amount of the Company matching contribution will not exceed the lesser of 5% of a participants eligible pay, or $2,500. The Company matching contribution is made as soon as administratively possible in the next calendar year.

The following table presents the Company matching contribution for plan year 2003.

Company Matching Contribution for 2003 to be paid to participants in 2004

If annual compensation is:	For each $1 contributed by the participant, the Company will contribute	To a maximum of:
$0 - $50,000	$3	The lesser of 3% of eligible pay or $1,500 annually.
Greater-than $50,000 - $75,000	$2
Greater-than $75,000	$1

The 2004 and 2003 employer contributions are a receivable to the Plan as of December 31, 2004 and 2003, respectively. The contribution amount for plan year 2004 was $32,568,026 and was made on January 31, 2005. This amount was contributed to the St. Paul Travelers Common Stock Fund. The contribution amount for plan year 2003 was $20,407,643 and was made on March 30, 2004. This amount was contributed to the TPC class “B” Common Stock Fund. The Plan allows for the Company to make discretionary profit sharing contributions to the Plan. There were no such contributions for 2004 and 2003.

Aetna Supplemental Company Contribution

The Aetna Supplemental Company Contribution was established in conjunction with the April 2, 1996 acquisition by Travelers Insurance Group Holdings Inc. of the outstanding capital stock of Travelers Casualty and Surety Company (formerly Aetna Casualty and Surety Company) and The Standard Fire Insurance Company. It provides a fixed annual contribution into the Plan for eligible employees (“Aetna Participants”).

The contribution amount for each Aetna Participant is fixed for each year the employee remains actively employed with the Company. In the year an employee terminates employment, retires, becomes disabled or dies, the contribution will be prorated to reflect the number of full months worked. The Aetna Participants are fully vested in this supplemental account. The 2004 Aetna Supplemental Company Contribution was a receivable to the Plan as of December 31, 2004 and the 2003 Aetna Supplemental Company Contribution was a receivable to the Plan as of December 31, 2003. The contribution amount for plan year 2004 was $1,329,016 and was made in February 2005. The contribution amount for the plan year 2003 was $1,408,150 and was made in February 2004.

Participant Accounts

Fund Transfers and Allocation of Contributions

Employee contributions to the Plan are invested by the Plan’s trustee, State Street, as directed by the participants. Participants may elect to divide their contributions among the 17 investment options in whole increments divisible by 1%. Certain restrictions apply to transfers in and out of various investment funds.

Prior to the merger on April 1, 2004, Company matching contributions made on behalf of a participant (and any earnings thereon) were initially invested in either the TPC class A or class B common stock funds (collectively, the “TPC Stock Funds”) and could not be transferred to other investment funds for a period of five years unless such Participant attained age 55, at which point there were no transfer restrictions. Since the merger, Company matching contributions have been initially invested in the St. Paul Travelers Common Stock Fund. In addition, effective November 15, 2004, the transfer restrictions related to the Company matching contributions were eliminated.

Rollover and Transfer Contributions

Participants may also elect to contribute amounts as “rollovers” representing distributions from other qualified defined benefit or defined contribution plans of a former employer or to make rollover contributions into the Plan from an individual retirement account (or similar arrangement).

Vesting

Participants are fully vested in their contributions to the Plan plus actual earnings thereon. The Plan provides for participants to be one-hundred percent (100%) vested in employer contributions after completion of three years of service.

Amounts forfeited from participant accounts during a plan year shall be applied, at the Company’s discretion, to pay the Plan administration expenses or to reduce the employer contribution amount which would otherwise be required for any matching contribution or profit-sharing contributions made under the Plan. As of December 31, 2004 and 2003, the unallocated forfeitures totaled $232,918 and $48,832, respectively. In 2004, employer contributions were reduced by $51,482 from forfeited nonvested accounts. There were no forfeitures used to pay administrative expenses or employer contributions in 2003.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance in the last 12 months) or 50% of their vested account balance. Each loan bears interest at prime rate plus 1% as published in the Wall Street Journal on the first business day of the month in which the loan is made.

Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions.

Withdrawals

Generally, contributions may not be withdrawn by a participant while employed by the Company prior to retirement age. No amounts attributable to matching or additional employer contributions may be withdrawn while a participant is employed by the Company prior to age 59½. In the case of hardships resulting in an “immediate and heavy financial need”, a participant may elect to withdraw all or a portion of his or her account balance, including earnings in an amount which, as determined by the Committee to be “necessary to satisfy the financial need”.

Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account. Any participant who makes a withdrawal from the St. Paul Travelers Common Stock Fund or the Citigroup Stock Fund other than for a hardship withdrawal may elect to receive payments in the form of common stock or cash at the discretion of the participant. Fractional shares and withdrawals from other funds are paid in cash.

Distributions

A participant or beneficiary may receive distributions from his/her account under the Plan upon any termination of employment, retirement, death or disability (as defined in the Plan) in the forms of a lump-sum payment, or, if the vested account balance is greater than $5,000, in installments.

Administrative Expenses

Substantially all administrative expenses of the Plan are paid by the participants of the Plan.

(2)              Summary of Accounting Policies

Basis of Presentation

The accompanying Plan financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Plan investments are stated at fair value, except for short-term money market investments and participant loans, which are valued at cost plus interest received which approximates fair value. Stocks traded on national securities exchanges are valued at their closing market prices. When no trades are reported, stocks are valued at the most recent bid quotation; securities traded in the over-the counter market are valued at their last sale or bid price.

The shares of the commingled funds are valued at the net asset value per share as reported by the sponsor of the commingled fund. Mutual funds are valued at their quoted market price.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid.

(3)              Investments

The following table presents investments. Investments that represent 5 percent or more of the Plan’s net assets available for benefits are separately identified.

	2004	2003
Investments at Fair Value:
Common Stocks:
Citigroup Common Stock, 11,260,688 and 12,293,871 shares, respectively	$542,539,948	$596,744,498
St. Paul Travelers Companies, Inc. Common Stock, 2,232,569 shares	82,761,333	—
Other	—	75,963,017
Mutual Funds:
Delaware Bankers Trust Index 500 Fund, 9,493,837 shares	—	95,183,310
U.S. Government and Agency Obligations	—	598,907
	625,301,281	768,489,732

Investments at Estimated Fair Value:
Mutual Funds	255,858,391	200,445,489
Commingled Funds:
SSGA S&P 500 Flagship Fund Series A, 604,760 shares	133,763,208		*
Other	105,621,862	79,469,070
	495,243,461	279,914,559

Investment at Contract Value:
Insurance Company Investments:
Travelers Life & Annuity, GR-18386-002, 4.83%	98,146,313	93,999,063
Travelers Life & Annuity, GR-18386-001, 5.23%	78,053,783	74,495,424
Monumental Life Insurance, No. MDA00583TR, 3.25%	112,664,130		*
Other	100,759,887	133,636,090
Short Term Investment Funds	11,327,379	35,451,966
Guaranteed Investment Contracts	5,354,331	5,356,781
	406,305,823	342,939,324

Participant Loans, at Cost	33,894,361	32,288,317
Total Investments	$1,560,744,926	$1,423,631,932

* Less than 5.0% of net assets available for benefits

The Plan’s investments (including investments bought, sold and held during the year) appreciated in value by $36,711,796 and $253,764,811 during 2004 and 2003, respectively.

	2004	2003
Common stock	$(9,918,144)	$201,529,862
U.S. Government and Agency Obligations	42	(312,889)
Corporate and Foreign Bonds	—	23,755
Other Mutual and Commingled Funds	46,629,898	52,524,083
Net appreciation in fair value of investments	$36,711,796	$253,764,811

Insurance company investments and guaranteed investment contracts have contract provisions that require withdrawals at contract value for benefit payments, loans or transfers are carried at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers and ranged from 5.0% to 7.10% during 2004 and 2003.

(4)                     Non - Participant Directed Investments

Prior to November 15, 2004, employer contributions and Company matching contributions made on behalf of a participant were required to stay in the Company’s common stock fund for five plan years. After five plan years, the restriction on the contribution lapsed, and that portion of contributions and its earnings could be transferred to any of the available investment options. Prior to November 15, 2004, this five-year restriction also lapsed when the participant reached age 55. Effective November 15, 2004, the five-year restriction was amended and a participant may elect at any time to transfer all or any portion of the Company matching contribution from the St. Paul Travelers Common Stock Fund to another investment option.

Information about the net assets and significant components of the changes in net assets relating to non-participant directed investments was as follows:

	Year Ended December 31,
	2004	2003
Net Assets:
Common stock	$—	$18,393,071
Employer contributions receivable	—	20,407,643
Total	—	38,800,714
Changes in Net Assets:
Employer contributions, net of forfeitures	—	20,407,643
Net appreciation	467,900	2,962,708
Dividends	83,865	238,774
Benefits paid to participants	(295,602)	(1,135,102)
Effect of Plan amendment on non-participant-directed investment allocations	(39,056,877)	—

(5)              Investment Contracts with Insurance Companies

Investment contracts with insurance companies are presented at contract value on the statement of net assets available for benefits. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The investment contracts are benefit-responsive and there are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates at December 31, 2004 for the contracts ranged from 3.25% to 7.35%. The fair market value of insurance company investments and guaranteed investment contracts as of December 31, 2004 was $399,948,478.

(6)              Risk and Uncertainties

The Plan offers a number of investment options consisting of the St. Paul Travelers Common Stock Fund, the Citigroup Common Stock Fund, and other investment funds. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect the changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the statement of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across seventeen participant-directed fund elections. Additionally the investments within each participant-directed fund elections are further diversified into varied financial instruments, with the exceptions of the Company Stock Funds and Citigroup Common Stock Fund, which primarily invest in the securities of a single issuer.

At December 31, 2004, approximately 39% of the Plan’s net assets were invested in the common stock of Citigroup, Inc. and STA. At December 31, 2003, approximately 47% of the Plan’s net assets were invested in the common stock of Citigroup, Inc. and TPC. The underlying value of the Citigroup, Inc. and STA Common Stock is entirely dependent upon the performance of Citigroup, Inc. and STA and the market’s evaluation of such performance.

(7)              Related Party Transactions (Parties-in-Interest)

Certain Plan investments are shares of common stock issued by STA and Citigroup. Travelers Property Casualty Corp. is a wholly-owned subsidiary of STA and is the Plan Sponsor of the Plan. CitiStreet, a subsidiary of a joint venture between Citigroup and State Street, provide administration and recordkeeping for the Plan.

Certain Plan investments are shares of commingled trust funds managed by State Street. State Street is the custodian of the Plan’s assets.

(8)              Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 4, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(9)              Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, either full or partial, all amounts credited to the participants’ accounts shall become 100% vested; and therefore, will not be subject to forfeiture.

(10)       Subsequent Event

Effective January 1, 2005, the Company will match 100% of participant pre-tax contributions, up to the first 5% of annual eligible pay, subject to a maximum annual Company match amount of $5,000.

Supplemental Schedule

Travelers 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue		Rate	Maturity Date	Number of Shares/Units	Current Value
Common Stock
*	Citigroup, Inc.			11,260,688	$542,539,948
*	St. Paul Travelers Companies, Inc.			2,232,569	82,761,333
					625,301,281
Mutual Funds and Commingled Funds
*	SSGA Aggressive Lifestyle Fund			1,576,407	15,866,533
*	SSGA Moderate Lifestyle Fund			1,301,942	15,144,187
*	SSGA Conservative Lifestyle Fund			296,347	3,907,926
*	SSGA S&P 500 Flagship Fund Series A			604,760	133,763,208
*	SSGA Russell Small Cap Completeness Index Securities Lending Fund Series A			4,121,098	69,114,930
*	Smith Barney Aggressive Growth Fund			647,838	63,818,509
	Vanguard Windsor II Fund			832,567	45,416,552
	Euro Pacific Growth Fund			1,197,266	42,658,584
	Dodge & Cox Income Fund			2,968,561	38,116,327
	T. Rowe Price Blue Chip Growth Fund			971,129	30,027,303
*	Salomon Brothers High Yield Bond Fund			2,140,229	18,384,563
	AXA Rosenberg U.S. Small Capitalization Fund			1,257,142	17,436,553
*	SSGA Passive Bond Market Index Securities Lending Fund Series A			98,633	1,588,286
					495,243,461
Stable Value Funds
	Monumental Life Insurance, MDA00583TR	3.250%	various	112,664,130	112,664,130
	Monumental Life Insurance, SV04267Q	4.650%	various	4,377,190	4,377,190
	Principal Life Insurance, 6-10058-003	5.100%	various	6,345,527	6,345,527
	Trans Financial Life, SV04268Q	4.910%	various	2,960,688	2,960,688
	SEI Stable Asset Fund, 191-574	4.440%	various	43,868,931	43,868,931
*	Travelers Life & Annuity, GR-18384	4.170%	various	32,429,209	32,429,209
*	Travelers Life & Annuity, GR-18386-001	5.230%	various	78,053,783	78,053,783
*	Travelers Life & Annuity, GR-18386-002	4.830%	various	98,146,313	98,146,313
*	Travelers Life & Annuity, GR-18390	7.350%	various	10,778,342	10,778,342
*	State Street Bank Short-term Investment Fund	2.095%	various	4,970,034	4,970,034
				394,594,147	394,594,147

Identity of Issue	Rate	Maturity Date	Number of Shares/Units	Current Value
Guaranteed Investment Contracts
*Travelers GIC – 2000	6.70%	1/1/05	1,321,443	1,321,443
*Travelers GIC – 2001	7.10%	1/1/06	1,079,237	1,079,237
*Travelers GIC – 2002	5.00%	2/6/07	771,547	771,547
*Travelers GIC – 2003	6.08%	12/31/06	1,331,355	1,331,355
*Travelers GIC – 2004	5.10%	1/1/09	850,749	850,749
				5,354,331

*Participant Loans	4,937 loans, 5.0% to 11.5%, maximum 5 years			33,894,361
Cash and Cash Equivalents
*State Street Bank Short-Term Investment Fund	2.095%	Due on demand	6,357,345	6,357,345
Total				$1,560,744,926

* Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005

Travelers 401(k) Savings Plan

By:	/s/ John P. Clifford Jr.
John P. Clifford Jr.

Senior Vice President-Human Resources

The St. Paul Travelers Companies, Inc.

Index to Exhibits

Exhibit Number

23.01	Consent of Independent Registered Public Accounting Firm